

June 23, 2011

<u>Via E-mail</u>
Mr. R. LaDuane Clifton
Chief Accounting Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

> **Re:** **The LGL Group, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 24, 2011**
> **Form 10-Q for the period ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-00106**

Dear Mr. Clifton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2010

Financial Statements, page 41

A. Accounting and Reporting Policies, page 45

Revenue Recognition, page 48

1.   Please expand future filings to describe your revenue recognition policy in greater detail. For example, we note from your disclosure on page 4 that you sell your products through a variety of channels and agents, to the extent that your revenue recognition policy differs among the various marketing venues, please provide details as to how those policies differ. Also, we see that you sell to a number of different regions of the world; if your policies vary in different parts of the world those differences should also be discussed. Please provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Please provide us with your proposed revised disclosure as part of your response.

2.   Please revise future filings to provide the disclosures required by FASB ASC 460-10-50-8 (formerly paragraph 14 of FIN 45), as it relates to your product warranties. Please also discuss any changes with regards to the warranties offered to customers during the year and any related changes in your accrual or accounting. Please provide us with your proposed revised disclosure as part of your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                  Sincerely,

                  /s/ Jeffrey Jaramillo

                  Jeffrey Jaramillo
                  Accounting Branch Chief